--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM 11-K



       (X)          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 1998


                                       OR


       (   )        TRANSITION REPORT PURSUANT TO 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from .......... to..........



       Commission file number 1-4879
                             --------


               DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN
--------------------------------------------------------------------------------
                          FOR NEWARK HOURLY EMPLOYEES
                          ---------------------------
                            (Full title of the plan)






       Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton,
       -------------------------------------------------------------------
                                Ohio 44720-8077
                                ---------------
    (Name of issuer of the securities held by the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


             Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.


             Financial Statements and Exhibits
             ---------------------------------


             A) The following financial statements and schedules are filed as part of this annual report:

                    1) Statement of Net Assets Available for Benefits (with Fund Information) - December 31, 1998 and 1997

                    2) Statement of Changes in Net Assets Available for Benefits (with Fund Information) - Year Ended December 31, 1998 and 1997

                    3)    Notes to Financial Statements - December 31, 1998 and
                          1997

                    4) Schedule 1 - Line 27 a - Schedule of Assets Held for Investment Purposes - December 31, 1998

                    5) Schedule 2a and 2b - Line 27 d - Schedule of Reportable Transactions - Year Ended December 31, 1998


             B)    The following exhibit is filed as part of this annual report:

                    23.   Consent of Independent Auditors


             All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees


We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 21, 1999

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1998



                                                                        PARTICIPANT DIRECTED
                                     ----------------------------------------------------------------
                                        MANAGED     COMPANY       GROWTH      EQUITY
                                        INCOME       STOCK       COMPANY      INDEX       BALANCED
                                       PORTFOLIO     FUND          FUND        FUND         FUND
                                     ------------- -----------  ----------   ---------  ------------
Assets:
 Investments
  Guaranteed Investment Contracts-
   Fidelity Managed Income
   Portfolio                           $     --    $      --    $      --    $      --     $     --

 Equities -
  Diebold Incorporated
   Common Shares                             --      414,980           --           --           --

 Mutual funds -
  Fidelity Mutual Funds                      --           --           --           --           --

Short-term investments -
 Fidelity Retirement
  Government Money Market                    --           --           --           --           --

 Victory Financial Reserves Fund             --           --           --           --           --
                                       --------    ---------    ---------    ---------     --------

  Total investments                          --      414,980           --           --           --

Cash                                      2,949        8,397          365        3,611          994

Accrued Income                              311           23           --            9            1

Accounts receivable                      58,288           --      269,216      152,353       95,956
                                       --------    ---------    ---------    ---------     --------
                                         61,548      423,400      269,581      155,973       96,951

Accounts Payable                             --           --           --           --           --
                                       --------    ---------    ---------    ---------     --------

Net assets available for plan
benefits:                              $ 61,548    $ 423,400    $ 269,581    $ 155,973     $ 96,951
                                       ========    =========    =========    =========     ========





                                     -----------------------------
                                        INVESTMENT    RETIREMENT     TOTAL
                                        GRADE BOND    GOVERNMENT    ALL FUNDS
                                           FUND          FUND
                                      ------------- -------------- ----------
Assets:
 Investments
  Guaranteed Investment Contracts-
   Fidelity Managed Income
   Portfolio                            $     --     $     --      $       --

 Equities -
  Diebold Incorporated
   Common Shares                              --           --         414,980

 Mutual funds -
  Fidelity Mutual Funds                      253           --             253

Short-term investments -
 Fidelity Retirement
  Government Money Market                     --           --              --

 Victory Financial Reserves Fund              --           --              --
                                        --------     --------      ----------

  Total investments                          253           --         415,233

Cash                                       1,009        2,266          19,591

Accrued Income                               254            5             603

Accounts receivable                       52,284       81,481         709,578
                                        --------     --------      ----------
                                          53,800       83,752       1,145,005

Accounts Payable                             253           --             253
                                        --------     --------      ----------

Net assets available for plan
benefits:                               $ 53,547     $ 83,752      $1,144,752
                                        ========     ========      ==========




See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1997



                                                                      PARTICIPANT DIRECTED
                                     -------------------------------------------------------------
                                        MANAGED      COMPANY     GROWTH      EQUITY
                                        INCOME        STOCK      COMPANY      INDEX      BALANCED
                                       PORTFOLIO      FUND         FUND        FUND        FUND
                                     ------------- -----------  ----------  --------- ------------
Assets:
 Investments
  Guaranteed Investment Contracts-
   Fidelity Managed Income
   Portfolio                           $ 48,915    $      --    $      --    $      --    $      -

Equities -
 Diebold Incorporated
   Common Shares                             --      470,964           --           --           -

Mutual funds -
 Fidelity Mutual Funds                       --           --      183,917      105,614      72,272

Short-term investments -
 Fidelity Retirement
 Government Money Market                     --           --           --           --           -

 Victory Financial Reserves Fund          2,156       24,384       10,539        4,154       2,500
                                       --------    ---------    ---------    ---------    --------

  Total investments                      51,071      495,348      194,456      109,768      74,772

Accrued Income                              250           80           32           11           6
                                       --------    ---------    ---------    ---------    --------
                                         51,321      495,428      194,488      109,779      74,778

Accounts Payable                            244           --           --           --           -
                                       --------    ---------    ---------    ---------    --------

Net assets available for plan
benefits:                              $ 51,077    $ 495,428    $ 194,488    $ 109,779    $ 74,778
                                       ========    =========    =========    =========    ========





                                     ----------------------------
                                      INVESTMENT     RETIREMENT      TOTAL
                                      GRADE BOND     GOVERNMENT     ALL FUNDS
                                          FUND          FUND
                                     ------------- --------------  ----------
Assets:
 Investments
  Guaranteed Investment Contracts-
   Fidelity Managed Income
   Portfolio                            $     --     $     --      $   48,915

Equities -
 Diebold Incorporated
   Common Shares                              --           --         470,964

Mutual funds -
 Fidelity Mutual Funds                    44,677           --         406,480

Short-term investments -
 Fidelity Retirement
 Government Money Market                      --       68,361          68,361

Victory Financial Reserves Fund            1,890        3,349          48,972
                                        --------     --------      ----------

  Total investments                       46,567       71,710       1,043,692

Accrued Income                               237          320             936
                                        --------     --------      ----------
                                          46,804       72,030       1,044,628

Accounts Payable                             232          311             787
                                        --------     --------      ----------

Net assets available for plan
benefits:                               $ 46,572     $ 71,719      $1,043,841
                                        ========     ========      ==========




See accompanying notes to financial statements.

               DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                             DECEMBER 31, 1998


                                                                         PARTICIPANT DIRECTED
                                      --------------------------------------------------------------------
                                         MANAGED       COMPANY       GROWTH      EQUITY
                                         INCOME         STOCK        COMPANY     INDEX         BALANCED
                                        PORTFOLIO       FUND          FUND        FUND           FUND
                                      ------------  -----------   -----------   ----------   ------------
Additions:
 Contributions
  Participant                           $  8,570     $  68,660     $  34,000     $  16,587      $ 10,245
  Employer                                 2,507        20,598        10,267         4,930         3,123
                                        --------     ---------     ---------     ---------      --------
                                          11,077        89,258        44,267        21,517        13,368

Investment income:
 Registered Investment
 Funds                                     3,243           387        18,816         2,925         9,335
 Dividends                                    --         6,035            --            --            --
 Net appreciation/(depreciation) in
 the fair value of investments                --      (145,249)       36,728        29,645         6,387
                                        --------     ---------     ---------     ---------      --------
                                           3,243      (138,827)       55,544        32,570        15,722

                                        --------     ---------     ---------     ---------      --------
  Total additions                         14,320       (49,569)       99,811        54,087        29,090

Deductions:
 Withdrawals                              (3,359)      (28,361)      (24,116)       (6,081)       (5,953)


                                        --------     ---------     ---------     ---------      --------
 Excess of additions over                 10,961       (77,930)       75,695        48,006        23,137
 deductions

Transfers between funds                     (490)        5,902          (602)       (1,812)         (964)

Net assets available for plan
benefits:
 Beginning of year                        51,077       495,428       194,488       109,779        74,778
                                        --------     ---------     ---------     ---------      --------

 End of year                            $ 61,548     $ 423,400     $ 269,581     $ 155,973      $ 96,951
                                        ========     =========     =========     =========      ========




                                      ----------------------------
                                         INVESTMENT     RETIREMENT   TOTAL ALL
                                         GRADE BOND     GOVERNMENT     FUNDS
                                            FUND           FUND
                                      --------------- ------------  -----------
Additions:
 Contributions
  Participant                             $  6,919      $ 12,280    $   157,261
  Employer                                   2,077         3,987         47,489
                                          --------      --------    -----------
                                             8,996        16,267        204,750

Investment income:
 Registered Investment
 Funds                                       3,159         3,752         41,617
 Dividends                                      --            --          6,035
 Net appreciation/(depreciation) in
 the fair value of investments                 728            --        (71,761)
                                          --------      --------    -----------
                                             3,887         3,752        (24,109)

                                          --------      --------    -----------
  Total additions                           12,883        20,019        180,641

Deductions:
 Withdrawals                                (4,859)       (7,001)       (79,730)


                                          --------      --------    ----------
  Excess of additions over                   8,024        13,018        100,911
  deductions

Transfers between funds                     (1,049)         (985)            --

Net assets available for plan
benefits:
 Beginning of year                          46,572        71,719      1,043,841
                                          --------      --------    -----------

 End of year                              $ 53,547      $ 83,752    $ 1,144,752
                                          ========      ========    ===========






See accompanying notes to financial statements.

                DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                              DECEMBER 31, 1997




                                                                              PARTICIPANT DIRECTED
                                       ------------------------------------------------------------------------
                                          MANAGED        COMPANY         GROWTH        EQUITY
                                          INCOME          STOCK         COMPANY        INDEX         BALANCED
                                         PORTFOLIO        FUND            FUND          FUND           FUND
                                       ------------    -----------    -----------    ---------     ------------
Additions:
 Contributions
 Participant                             $ 11,514       $  84,626      $  43,134     $  19,627        $ 13,647
 Employer                                   3,198          24,960         12,858         5,469           4,203
                                         --------       ---------      ---------     ---------        --------
                                           14,712         109,586         55,992        25,096          17,850

Investment income:
 Registered Investment
  Funds                                     2,670             330         17,617         2,325           8,518
  Dividends                                    --           4,086             --            --              --
  Net appreciation in the fair value
  of investments                               --          88,684          8,613        22,899           4,429
                                         --------       ---------      ---------     ---------        --------
                                            2,670          93,100         26,230        25,224          12,947

                                         --------       ---------      ---------     ---------        --------
 Total additions                           17,382         202,686         82,222        50,320          30,797

Deductions:
 Withdrawals                               (2,923)        (22,920)        (7,677)       (5,865)         (2,628)


                                         --------       ---------      ---------     ---------        --------
  Excess of additions over                 14,459         179,766         74,545        44,455          28,169
  deductions

Transfers between funds                    (4,723)         37,485         (8,500)       (7,672)         (5,698)

Net assets available for plan
benefits:
 Beginning of year                         41,341         278,177        128,443        72,996          52,307
                                         --------       ---------      ---------     ---------        --------

 End of year                             $ 51,077       $ 495,428      $ 194,488     $ 109,779        $ 74,778
                                         ========       =========      =========     =========        ========





                                       ------------------------------
                                         INVESTMENT     RETIREMENT     TOTAL ALL
                                         GRADE BOND     GOVERNMENT       FUNDS
                                            FUND           FUND
                                       --------------- -------------- -----------
Additions:
 Contributions
 Participant                                $  9,767      $ 17,611    $   199,926
 Employer                                      2,931         5,488         59,107
                                            --------      --------    -----------
                                              12,698        23,099        259,033

Investment income:
 Registered Investment
  Funds                                        2,601         3,221         37,282
  Dividends                                       --            --          4,086
  Net appreciation in the fair value
  of investments                                 956            --        125,581
                                            --------      --------    -----------
                                               3,557         3,221        166,949

                                            --------      --------    -----------
 Total additions                              16,255        26,320        425,982

Deductions:
 Withdrawals                                  (2,858)       (1,201)       (46,072)


                                            --------      --------    -----------
  Excess of additions over                    13,397        25,119        379,910
  deductions

Transfers between funds                       (3,904)       (6,988)            --

Net assets available for plan
benefits:
 Beginning of year                            37,079        53,588        663,931
                                            --------      --------    -----------

 End of year                                $ 46,572      $ 71,719    $ 1,043,841
                                            ========      ========    ===========



See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1)  Description of the Plan
     -----------------------

     The following brief description of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General
          -------

          The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of August 16, 1994. The Plan covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions
          -------------

          For the years ended December 31, 1998 and 1997, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1998 and 1997, the Employer contributed as a Basic Matching Contribution an amount equal to thirty percent of participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period.

     (c)  Participants' Accounts
          ----------------------

          The Employer, as the Plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the Managed Income Portfolio, the Company Stock Fund, the Growth Company Fund, the Equity Index Portfolio, the Balanced Fund, the Investment Grade Bond Fund, the Retirement Government Money Market Fund, or any combination thereof with the minimum investment in any fund/portfolio of ten percent.

     (d)  Vesting
          -------

          A participant's pre-tax contributions and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

     (e)  Distribution of Benefits
          ------------------------

          Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $3,500. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. A participant entitled to a distribution may elect to receive the portion of his or her lump sum distribution payable from the Company Stock Fund in cash or Employer's stock.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)
         (f)  Withdrawals
              -----------

              A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

         (g)  Expenses
              --------

              All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator.

   (2)   Summary of Significant Accounting Policies
         ------------------------------------------

         (a)  Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

         (b)  Investments
              -----------

              The Plan's investments are stated at fair value as of the last business day of the Plan year, except for investments in the Managed Income Portfolio. This fund is represented by purchases of units in the Fidelity Managed Income Portfolio, which invests primarily in guaranteed investment contracts. The fund is fully benefit-responsive, and accordingly, investments in this fund are valued at the underlying contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. All purchases and sales transactions are recorded on a trade date basis.

         (c)  Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (3) Federal Income Taxes
         --------------------

         On September 25, 1996, the Plan received a determination letter from the Internal Revenue Service that the Plan qualified under the provisions of Section 401(a) and 401(k) of the Internal Revenue Code and that the trust was exempt from federal income taxes under section 501(c). The Plan administrator believes that the Plan continues to qualify under the provisions of Section 401(a) and 401(k) and that the trust is exempt from federal income taxes.

     (4) Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

     (5)  Subsequent Events
          -----------------

          Subsequent to the Plan year-end, all funds were transferred to another trustee. As of January 1, 1999 all funds were transferred to The Vanguard Group.

                                                                      Schedule 1
                                                                      ----------

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
           LINE 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                                 EIN: 34-0183970
                                Plan Number: 014



     Column A              Column B                         Column C                        Column D             Column E
------------------- ------------------------------------------------------------------ -------------------- --------------------

                      Identity of Issue,       Description of Investment Including
                     Borrower, Lessor, or       Maturity Date, Rate of Interest,
                         Similar Party         Collateral, Par, or Maturity Value              Cost             Current Value
------------------- ----------------------- ------------------------------------------ -------------------- --------------------
        *           Diebold, Incorporated   11,628 Shares Common Stock                    $           7,410   $          414,980

                    Fidelity Investments    Investment Grade Bond Fund                                  244                  253


                                                                                       ==================== ====================
                                                                                          $         367,564   $          415,233
                                                                                       ==================== ====================


----------------------
* Party-in-interest


See accompanying independent auditors' report.

                                                                     Schedule 2a
                                                                     -----------

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
              Line 27(d) - Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1998
                                 Ein: 34-0183970
                                Plan Number: 014

--------------------------------------------------------------------------------
Series transactions, when aggregated, involving an amount in excess of 5 percent
--------------------------------------------------------------------------------
of the current value of Plan assets:
------------------------------------


   Column A          Column B          Column C       Column D       Column E
----------------- ---------------- -------------- ---------------- -------------
                                    Total Dollar
Identity of Party  Description of     Value of      Total Dollar
    Involved          Assets          Purchases    Value of Sales  Lease Rental
----------------- ---------------- -------------- ---------------- -------------
                  Common Stock;                                     $     --
                  9 purchases;        $ 95,069      $   3,958             --
Diebold, Inc.     1 sale

                  Mutual Fund;          17,744        153,003             --
Fidelity Equity   13 purchases;
Index Fund        1 sale

Fidelity          Mutual Fund;           9,776         54,929             --
Investment        22 purchases;
Grade Fund        5 sales


Fidelity                                15,652         84,013             --
Retirement        Mutual Fund;
Government        19 purchases;
Fund              3 sales

                  Mutual Fund           53,350        273,995             --
Fidelity Growth   11 purchases;
Company Fund;     4 sales

                  Mutual Fund;          18,917         97,576             --
Fidelity          14 purchases;
Balanced Fund     4 sales

                  Victory Financial    200,940        249,912             --
Key Trust         Reserves Fund;
Company of        405 purchases;
Ohio, N.A.        108 sales

Fidelity Managed  Mutual Fund;          11,065         59,981             --
Income Portfolio  18 purchases;
Fund              3 sales



   Column A          Column B          Column F           Column G        Column H            Column I
----------------- ---------------- ------------------- --------------- ------------------ -----------------
                                                                      Current Value of
Identity of Party  Description of   Expense Incurred                       Asset on
    Involved          Assets        with Transaction    Cost of Asset   Transaction Date   Net Gain or Loss
----------------- ---------------- ------------------- --------------- ------------------ -----------------
                  Common Stock;      $     --
                  9 purchases;             --           $  98,017       $   99,027             $ 1,010
Diebold, Inc.     1 sale

                  Mutual Fund;             --             106,938          170,747              63,809
Fidelity Equity   13 purchases;
Index Fund        1 sale

Fidelity          Mutual Fund;             --              62,867           64,705               1,838
Investment        22 purchases;
Grade Fund        5 sales


Fidelity                                   --             99,665           99,665                   --
Retirement        Mutual Fund;
Government        19 purchases;
Fund              3 sales

                  Mutual Fund              --            267,706          327,345               59,639
Fidelity Growth   11 purchases;
Company Fund;     4 sales

                  Mutual Fund;             --            102,610          116,492               13,882
Fidelity          14 purchases;
Balanced Fund     4 sales

                  Victory Financial        --            450,852          450,852                   --
Key Trust         Reserves Fund;
Company of        405 purchases;
Ohio, N.A.        108 sales

Fidelity Managed  Mutual Fund;             --             71,046           71,046                   --
Income Portfolio  18 purchases;
Fund              3 sales


See accompanying independent auditors' report.

                                                                     Schedule 2b
                                                                     -----------


 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
              Line 27(d) - Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1998
                                 Ein: 34-0183970
                                Plan Number: 014


--------------------------------------------------------------------------------
Single transactions, involving an amount in excess of 5 percent of the current
------------------------------------------------------------------------------
value of Plan assets:
---------------------


      Column A       Column B            Column C       Column D         Column E
------------------ ---------------- ---------------- --------------- ----------------
                                      Total Dollar
Identity of Party  Description of      Value of       Total Dollar
     Involved         Assets          Purchases      Value of Sales    Lease Rental
------------------ ---------------- ---------------- --------------- ----------------
                  Mutual Fund;
Fidelity          sale
Balanced Fund     5,865,252 units       $  --          $  95,956        $   --

                  Mutual Fund;
Fidelity Equity   sale
Index Fund        3,465,728 units          --            152,353            --

                  Mutual Fund;
Fidelity Growth   sale
Company Fund      5,276,684 units          --            269,216            --

Fidelity
Retirement        Mutual Fund;
Government        sale
Fund              81,481,220 units         --             81,481            --

Fidelity          Mutual Fund;
Investment        sale
Grade Fund        7,074,947 units          --             52,284            --

Fidelity Managed  Mutual Fund;
Income Portfolio  sale
Fund              58,280,520 units         --             58,281            --




      Column A       Column B            Column F            Column G        Column H           Column I
------------------ ----------------  ------------------- -------------- ------------------- -----------------
                                                                         Current Value of
Identity of Party  Description of     Expense Incurred                       Asset on
     Involved         Assets          with Transaction    Cost of Asset  Transaction Date    Net Gain or Loss
------------------ ----------------  ------------------- -------------- ------------------- -----------------
                  Mutual Fund;
Fidelity          sale
Balanced Fund     5,865,252 units          $  --           $  82,287       $  89,643             $ 13,669

                  Mutual Fund;
Fidelity Equity   sale
Index Fund        3,465,728 units             --              88,775         122,758               63,578

                  Mutual Fund;
Fidelity Growth   sale
Company Fund      5,276,684 units             --             210,094         232,509               59,122

Fidelity
Retirement        Mutual Fund;
Government        sale
Fund              81,481,220 units            --              81,481          81,481                   --

Fidelity          Mutual Fund;
Investment        sale
Grade Fund        7,074,947 units             --              50,531          51,588                1,753

Fidelity Managed  Mutual Fund;
Income Portfolio  sale
Fund              58,280,520 units            --              58,281          58,281                   --



See accompanying independent auditors' report.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
 ------------------------------------------------------------------------------
                                 (Name of Plan)





Date:  June 22, 1999                               By: /s/Gerald F. Morris
      --------------                               -----------------------
                                                   Gerald F. Morris
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                   (Principal Accounting and
                                                   Financial Officer)

                              DIEBOLD, INCORPORATED

                                    FORM 11-K

                                INDEX TO EXHIBITS



      EXHIBIT NO.                                    PAGE NO.
      -----------                                    --------



      23. Consent of Independent Auditors               15